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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  SierraWest Bancorp

Title of Class of Securities:  Common Stock

CUSIP Number: 826 527 103

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

               Sy Jacobs, c/o JAM Partners, L.P.,
            One 5th Avenue, New York, New York 10003

     (Date of Event which Requires Filing of this Statement)

                        December 27, 1996

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this statement . (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.:  826 527 103

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         JAM Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         145,500 (including 599,000 convertible bonds convertible into 59,900 shares of Common Stock)

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         145,500 (including 599,000 convertible bonds convertible into 59,900 shares of Common Stock)


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         145,500 (including 599,000 convertible bonds convertible into 59,900 shares of Common Stock)




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12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares


13. Percent of Class Represented by Amount in Row (11)

         5.19%

14. Type of Reporting Person

         PN










































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CUSIP No.: 826 527 103

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Sy Jacobs

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         145,500 (including 599,000 convertible bonds convertible in to 59,900 shares of Common Stock)

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         145,500 (including 599,000 convertible bonds convertible in to 59,900 shares of Common Stock)


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         145,500 (including 599,000 convertible bonds convertible in to 59,900 shares of Common Stock)



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12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares


13. Percent of Class Represented by Amount in Row (11)

         5.19%

14. Type of Reporting Person

         IN










































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The purpose of this Schedule 13D is to report the ownership of
JAM Partners, L.P. and Sy Jacobs (together, the "Reporting Persons") in the Common Stock (the "Shares"), of SierraWest Bancorp (the "Issuer") of 5.19% of the Shares outstanding.

Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is: Common Stock, in SierraWest
         Bancorp.

         The name and address of the principal executive and business office of the Issuer is:

         SierraWest Bancorp
         10181 Truckee Tahoe Airport Road
         Truckee, CA 96161-9010

Item 2.  Identity and Background

         This statement is being filed on behalf of JAM Partners, L.P. (the "Partnership"), a Delaware limited partnership, and Sy Jacobs, the general partner of the Partnership. The Reporting Persons' principal office is located at One 5th Avenue, New York, New York 10003.

         Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Sy Jacobs is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Reporting Persons are deemed to beneficially own 145,500 Shares, which includes 599,000 convertible bonds ("Bonds") that are convertible into 59,900 Shares. All 85,600 Shares and 599,000 Bonds are held by the Partnership. All the Shares and Bonds were purchased in open market transactions. The Shares and Bonds were purchased for an aggregate purchase price of $1,846,413.02. The funds for the purchase of the Shares and Bonds held in the Partnership have come from


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         the working capital of the Partnership.  The working
         capital of the Partnership includes the proceeds of margin loans entered into in the ordinary course of business with Montgomery Securities, such loans being secured by the securities owned by the Partnership.

Item 4.  Purpose of Transactions

         The Shares and Bonds beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes. The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to
         Schedule 13D.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, the Reporting Persons are deemed to be the beneficial owners of 145,500 Shares. Based on the Issuer's filing on Form 10-Q on November 13, 1996, as of October 31, 1996 there were 2,742,819 Shares outstanding. Upon conversion of the 599,000 Bonds deemed to be beneficially owned by the Reporting Persons there would be 2,802,719 Shares outstanding. Therefore, the Reporting Persons are deemed to beneficially own 5.19% of the outstanding Shares. The Reporting Persons have the power to vote, direct the vote, dispose of or direct the disposition of all the Shares that they are deemed to beneficially own. All transactions in the Shares effected by the Reporting Persons during the sixty days prior to December 27, 1996 through the date of this filing were effected in open-market transactions and are set forth in Exhibit B hereto.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         The Reporting Persons have no contract, arrangement, understanding or relationship with any person with respect to the Shares or Bonds.

Item 7.  Material to be Filed as Exhibits

         1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.






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         2.   A description of the transactions in the
              Shares and Bonds that were effected by the Reporting Persons during the 60 days prior to December 27, 1996 through the date of this filing is filed herewith as Exhibit B.


         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                             JAM PARTNERS, L.P.

                             By:  /s/ Sy Jacobs
                                 _____________________________
                                  Sy Jacobs, General Partner


                                 /s/ Sy Jacobs
                             _________________________________
                             Sy Jacobs

January 31, 1997






















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                                                        Exhibit A





                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

January 31, 1997 relating to the Common Stock of SierraWest

Bancorp shall be filed on behalf of the undersigned.


                             JAM PARTNERS, L.P.

                             By:   /s/ Sy Jacobs
                                 _____________________________
                                   Sy Jacobs, General Partner




                                  /s/ Sy Jacobs
                             _________________________________
                             Sy Jacobs


























01252001.AE6



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                                                        Exhibit B


                    SCHEDULE OF TRANSACTIONS

                                          Price Per Share
  Date     Shares Purchased or (Sold) (excluding commission)
  ____      ________________________     _________________

11/12/96             20,000                   $14.42

11/12/96             12,500                    14.50

12/27/96              5,000                    15.30

12/27/96              8,000                    15.38





































01252001.AE6